

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Robert Lavan
Chief Financial Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re: Turning Point Brands, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 15, 2020**
> **File No. 333-238313**

Dear Mr. Lavan:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed May 15, 2020

Background of the Merger, page 40

1. We note the disclosure that Duff & Phelps provided the special committee with its financial analysis and a fairness opinion. Please revise to disclose the information required by Item 4(b) of Form S-4 and include the opinion as an exhibit, as required by Item 21(c) to Form S-4. Please also file the consent of Duff & Phelps as an exhibit.

Interests of SDI Directors and Executive Officers in the Merger, page 52

2. Please revise to quantify the interests of each of SDI's directors and executive officers in the merger.

Exclusive Forum, page 134

3.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure that, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, notwithstanding that Exhibit 3.2 does not appear to specifically include such claims. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act and Exchange Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, not merely that they will not be "deemed to have waived" compliance with the federal securities laws. Please also revise your disclosure beginning on page 15 to clearly describe the provision, and the risks to investors, such increased costs to bring a claim, that the provision may discourage claims or limit investors' ability to bring a claim in a forum they find favorable and any uncertainty about the enforceability of the provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christopher A. Carlisle